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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101)
Amendment No. 1
Under the Securities Exchange Act of 1934
Little Squaw Gold Mining Company
(Name of Issuer)
Common Stock
(Title of Class of Securities)
537522104
(CUSIP NUMBER)
Forza Capital Management, LLC
2754 NW Crossing Drive, Suite 205
Bend, OR 97701
541.385.5076

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 31, 2006
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	537522104

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Forza Capital Management, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		6,536,122

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		6,536,122

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	6,536,122

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	23.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

*       SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	537522104

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Forza Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		6,136,122

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		6,136,122

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	6,136,122

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	21.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

*       SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	537522104

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	David Atkinson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		6,536,122

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		6,536,122

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	6,536,122

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	23.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

*       SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	537522104

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	James Frazier

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		6,536,122

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		6,536,122

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	6,536,122

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	23.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

*       SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D
     This Amendment No. 1 (the “Amendment”) to Schedule 13D (the “Schedule 13D”) is being filed on behalf of Forza Capital Management, L.L.C., a Delaware limited liability company (“Forza Capital”), Forza Partners, L.P., a Delaware limited partnership (“Forza Partners”), David Atkinson and James Frazier (Messrs. Atkinson and Frazier, together with Forza Capital and Forza Partners, the “Filers”). David Atkinson and James Frazier are the principals of Forza Capital. Forza Capital is the general partner of Forza Partners. The Schedule 13D relates to shares of common stock, par value $0.10 per share (“Common Stock”)of Little Squaw Gold Mining Company, an Alaska corporation (the “Issuer”) held by Forza Partners and held in a separate account managed by Forza Capital, for which Forza Capital has the power to dispose of the Common Stock held in such account (the “Managed Account”).
     This Amendment is being filed to amend Items 3, 5, 6 and 7 of the Schedule 13D.
Item 3. Source and Amount of Funds
          As of the date hereof, the Filers had invested in Common Stock of the Issuer in the amount of: $2,989,783.80 through Forza Partners, and in addition, Forza Capital and Messrs. Atkinson and Frazier have voting and/or dispositive power over Common Stock held in the Managed Account. Currently, 6,136,122 shares of Common Stock are held by Forza Partners and 400,000 shares of Common Stock are held in the Managed Account. The source of funds held by Forza Partners was the working capital of each of the Filers.
Item 5. Interest in Securities of the Issuer
          (a) As of the date hereof:
1. Forza Capital and Messrs. Atkinson and Frazier may be deemed to beneficially own 6,536,122 shares of Common Stock of the Issuer, which represents 23.2% of the Issuer’s outstanding shares of Common Stock, which such percentage was calculated by dividing (i) 6,536,122, the number of shares of Common Stock beneficially owned by Forza Capital and Messrs. Atkinson and Frazier as of the date hereof (which was calculated by adding (a) 4,815,510, the number of shares of Common Stock held by Forza Partners plus (b) 1,300,000, the number of shares of Common Stock issuable upon conversion of warrants held by Forza Partners plus (c) 400,000, the number of shares of Common Stock held in the Managed Account), by (ii) 28,131,706 shares of outstanding Common Stock (which was calculated by adding (x) 26,831,706, the number of shares of Common Stock outstanding as of October 20, 2006, based upon the Issuer’s most current Form 10-QSB filed with the Securities and Exchange Commission on November 14, 2006 plus (y) 1,300,000, the number of shares of Common Stock issuable upon conversion of warrants held by Forza Partners).
2. Forza Partners may be deemed to beneficially own 6,136,122 shares of Common Stock of the Issuer, which represents 21.8% of the Issuer’s outstanding shares of Common Stock, which such percentage was calculated by dividing (i)

6,536,122, the number shares of Common Stock beneficially owned by Forza Partners as of the date hereof (which was calculated by adding (a) 4,815,510, the number of shares of Common Stock held by Forza Partners plus (b) 1,300,000, the number of shares of Common Stock issuable upon conversion of warrants held by Forza Partners), by (ii) 28,131,706 shares of outstanding Common Stock (which was calculated by adding (x) 26,831,706, the number of shares of Common Stock outstanding as of October 20, 2006, based upon the Issuer’s most current Form 10-QSB filed with the Securities and Exchange Commission on November 14, 2006 plus (y) 1,300,000, the number of shares of Common Stock issuable upon conversion of warrants held by Forza Partners).
          (b) Forza Capital, as general partner of Forza Partners, has the power to vote and/or dispose of the 6,136,122 shares of Common Stock held by Forza Partners, and as the investment manager for the Managed Account, has the power to dispose of the 400,000 Shares of Common Stock held in the Managed Account. Forza Partners has the power to vote and dispose of the 6,136,122 shares of Common Stock it holds. As the principals of Forza Capital, Messrs. Atkinson and Frazier may direct the vote and disposition of the 6,136,122 shares of Common Stock held by Forza Partners and have the power to dispose of the 400,000 Shares of Common Stock held in the Managed Account.
          The filing of this statement on Schedule 13D shall not be construed as an admission that the Filers are for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the shares of Common Stock held by Forza Partners or the Managed Account. Pursuant to Rule 13d-4, the Filers disclaim all such beneficial ownership.
          (c) The transactions in the Issuer’s securities by the Filers from the date sixty days prior to this Amendment are listed as Annex A attached hereto and made a part hereof, unless such transactions were previously reported on the Schedule 13D.
          (d) Not Applicable.
          (e) Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          On January 31, 2006 (“Closing Date 1”) and February 24, 2006 (“Closing Date 2”, each Closing Date 1 and Closing Date 2, a “Closing Date”), the Issuer closed a private placement with Forza Partners, by which Forza Partners received Class B Warrants to purchase 1,000,000 and 300,000 shares, respectively, of Common Stock at an exercise price of US$0.35 per share during the one-year period commencing on the respective Closing Date, US$0.50 per share during the second year following the respective Closing Date, and US$0.65 per share during the third year following the respective Closing Date. Such warrants expire January 31, 2009 (“Expiration Date 1”) and February 24, 2009 (“Expiration Date 2”, each Expiration Date 1 and Expiration Date 2, a “Expiration Date”). The warrants may be exercised at any time after their respective Closing Date and prior to their respective Expiration Date.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, between Forza Capital, Forza Partners, David Atkinson and James Frazier.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: January 24, 2007

FORZA CAPITAL MANAGEMENT, L.L.C.

By:	/s/ James Frazier

Name:	James Frazier
Title:	Member

and

By:	/s/ David Atkinson

Name:	David Atkinson
Title:	Member

FORZA CAPITAL PARTNERS, L.P.
By: Forza Capital Management, L.L.C.,
its general partner

By:	/s/ James Frazier

Name:	James Frazier
Title:	Member

and

By:	/s/ David Atkinson

Name:	David Atkinson
Title:	Member

/s/ James Frazier

James Frazier

/s/ David Atkinson

David Atkinson

ANNEX A

Transaction Date	Number of Shares	Price per Share ($)
12/29/2006	20,612	$1.39

EXHIBIT 1
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock, par value $0.10 per share, of Little Squaw Gold Mining Company, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.
     The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
     This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.
     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of January 24, 2007

FORZA CAPITAL MANAGEMENT, L.L.C.

By:	/s/ James Frazier

Name:	James Frazier
Title:	Member

and

By:	/s/ David Atkinson

Name:	David Atkinson
Title:	Member

FORZA CAPITAL PARTNERS, L.P.
By: Forza Capital Management, L.L.C., its general partner

By:	/s/ James Frazier

Name:	James Frazier
Title:	Member

and

By:	/s/ David Atkinson

Name:	David Atkinson
Title:	Member

/s/ James Frazier

James Frazier

/s/ David Atkinson

David Atkinson